EXHIBIT 3(a)

Article IV, Sections 1, 2 and 3, of the Harsco Corporation By-laws, as amended through January 23, 2007, are hereby amended and restated in their entirety as follows:

“Section 1. Number. The Board of Directors, immediately following the annual meeting of the stockholders of the Corporation, shall elect a President, a Secretary and a Treasurer, and from time to time may appoint such Assistant Secretaries, Assistant Treasurers and such other officers, including one or more Vice Presidents, as it may deem proper. Any two offices, other than the offices of President and Secretary, may be held by the same person.

Section 2. Term and Removal. The term of office of all officers shall be one year and until their respective successors are elected and qualify, but any officer may be removed from office, either with or without cause, at any time by the affirmative vote of a majority of the members of the Board of Directors then in office. A vacancy in any office arising from any cause may be filled for the unexpired portion of the term by the Board of Directors.

Section 3. Powers and Duties. The officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, and in addition thereto, such powers and duties as may from time to time be conferred by the Board of Directors.

The President shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the Directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, or any other officer or officers of the Corporation.

The Chief Executive Officer of the Corporation shall be either the Chairman of the Board or the President, as may be designated by the Board of Directors from time to time. He shall exercise general supervision over the property, affairs and business of the Corporation and shall possess and exercise such powers as may be granted to him by action of the Board.

The Vice Presidents of the Corporation shall have the authority and shall perform such duties and services as shall be assigned to or required of them from time to time by the Board of Directors or the Chief Executive Officer.

The Treasurer, subject to the supervision of the President, shall have the care and custody of all funds and securities of the Corporation. He shall cause all such funds to be deposited in the name of the Corporation in such banks as the Board of Directors may direct, and he shall keep permanent records of the evidences of property or indebtedness and of the financial transactions of the Corporation. The Treasurer shall exercise such other powers and perform such other duties as may be conferred or imposed upon him by law, by the By-laws or by the Board of Directors.

The Secretary shall attend all meetings of the Board and of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose; and shall perform like duties for the committees, if any, when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the President. He shall keep in the safe custody the seal of the Corporation, and when any instrument requiring the corporate seal to be affixed shall first have been signed by the Chairman of the Board, the President or a Vice President, shall affix the seal to any instrument requiring it and, when so affixed, it shall be attested by his signature.

In the absence or incapacity of the Secretary, any Assistant Secretary may, except as otherwise provided by law, exercise the powers and perform the duties of the Secretary.

In the absence or incapacity of the Treasurer, any Assistant Treasurer may, except as otherwise provided by law, exercise the powers and perform the duties of the Treasurer.”